Exhibit 1
                                                                       ---------

For Immediate Release                                              4 August 2006



                             "WPP GROUP PLC ("WPP")
                               Notifiable Interest

On 3 August 2006, WPP received the following notification from MFS Investment Management Limited ("MFS"), pursuant to Section 198 to 202 of the Companies Act. MFS, through its legal entities, MFS Investment Management, MFS Institutional Advisors, Inc, MFS International Limited, MFS Investment Management K.K. and MFS Investment Management (LUX) S.A., has a notifiable interest in 3.36% of WPP's issued share capital.

Contact:

Feona McEwan, WPP       +44 (0)20 7408 2204
www.wpp.com